Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2020

May 28, 2020

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2020

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 28, 2020, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the periods ended March 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service elearning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universitites, etc.) and corporations. ELL Technologies sells and markets its online language learning soluitons in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Operational & Corporate Highlights

●	Online English Language Learning:

✔	entered into an agreement to sell English for Success to Liberty University

✔	entered into an agreement with one of the largest global language learning providers in Colombia to market its Campus program as a white label solution to their customers base

✔	added advanced functionality for distributors to manage their clients’ relationships through monitoring inventory of licenses and other key metrics

✔	Signed new distributor in Costa Rica, Learning 506

✔	Signed new distributor in Mexico, CAFÉ S.A.S.

✔	advanced development of its teaching methodology course

●	Print-Based English Language Learning:

✔	expanded existing market for PEP Primary English program into an additional province in China

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Mandarin, Spanish, and Portugues languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, hence, personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary of Q1 2020 product development achievements:

●	advanced development of its teacher methodology course
●	completed advanced functionality for distributors to manage the relationship with their clients through inventory of licenses and other key metrics
●	completed the development of resource allocation functionality in the LMS for teachers

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 708 million units from its library of program titles.

Overall Performance

During the period ended March 31, 2020, Lingo Media recorded revenues of $97,124 as compared to $111,964 in 2019. Net income was $233,619 as compared to net loss $(314,522) in 2019 resulting in a $0.01 earnings per share as compared to $(0.00) loss per share in 2019. Total comprehensive income was $399,080 as compared to total comprehensive loss of $(328,899) in 2019. The Company recorded selling general and administrative costs recovery of $(356,207), compared to costs of $277,003 in 2019. Share-based payments of $4,861 was recorded in 2020 as compared to $27,758 in 2019. In addition, cash generated from operations was $273,716 as compared to cash used in operations $335,472 in 2019. The recovery of costs in 2020 Q1 was primarily due to the Company receiving an approval and funding of its grant from the Province of Ontario’s Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $71,051 for the period, compared to $80,503 in 2019.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $26,073 in 2020 compared to $31,461 in 2019 from People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2019 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challgne for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2018. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at March 31, 2020 Lingo Media had working capital of $1,157,524 compared to working capital of $208,264 as at March 31, 2019. Net income for the period ended March 31, 2020 was $233,619 compared to net loss of $314,522 for the period ended March 31, 2019.

Financial Highlights

For the Period Ended March 31	2020	2019	2018
Revenue
Print-Based English Language Learning	26,073	31,461	$4,743
Online English Language Learning	71,051	80,503	35,612
	97,124	111,964	80,355
Net Profit (Loss) for the Period	233,619	(314,522)	(544,093)
Earnings per Share
Basic	$0.01	$(0.00)	$(0.02)
Fully Diluted	$0.01	$(0.00)	$(0.02)
Total Assets	2,309,072	1,208,363	1,168,007
Working Capital / (Deficit)	1,157,524	208,264	4,377
Cash Provided (used) – Operations	273,716	(335,472)	(498,337)

The Company had cash on hand as at March 31, 2020 of $697,984 (2019 - $64,533) and accounts and grants receivable of $973,127 (2019 - $1,007,443) to settle its current liabilities of $628,029 (2019 - $950,910) leaving a working capital balance of $1,157,524 (2019 - $208,264).

Results of Operations

Revenues

During the period, Lingo Media earned $71,051 in online licensing sales revenue as compared to $80,503 in 2019. Revenues from Print-Based English language learning for the period were $26,073 compared to $31,461 in 2019 due to the decrease in the sales of audio cassettes. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

During the period, Lingo Media recorded total revenues of $97,124 as compared to $111,964 in 2019. Net income was $233,619 as compared to net loss of $(314,522) in 2019 resulting in a $0.01 earnings per share as compared to $(0.00) loss per share in 2019.

Selling, General and Administrative

Selling, general and administrative expense recovery were $(356,207) compared to the costs of $277,003 in 2019. The recovery of costs in 2020 Q1 was primarily due to the approval and funding from the Province of Ontario’s Interactive Digital Media Tax Credit (“OIDMTC”).

Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $99,964 in 2019 to $91,102 in 2020. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Period Ended March 31	2020	2019
Sales, marketing & administration	$ 10,746	$ 11,572
General admin expense recovery	(9,858)	(23,314)
Consulting fees & salaries	105,107	112,489
Travel	20,597	11,248
Premises	15,950	40,926
Professional fees	3,560	3,374
Less: Grants	(55,000)	(56,331)
	$ 91,102	$ 99,964

(ii)	Online English Language Learning

Selling, general and administrative costs (recovery) related to online English language learning was $(603,902) for the period compared to costs of $58,525 in 2019. During the period, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

For the Period Ended March 31	2020	2019
Sales, marketing & administration	$ 55,490	$ 37,369
Consulting fees & salaries	226,169	3,994
Travel	3,697	2,104
Premises	12,000	12,000
Professional fees	3,68	3,057
Less: Tax Credits - OIDMTC	(904,940)	-
	$ (603,902)	$ 58,524

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

(iii)	Head Office

Selling, general and administrative costs related to head office was $156,592 for the period compared to $118,515 in 2019. Selling, general and administrative costs increased in 2020 as compared to 2019, which is the result of an increase in consulting fees.

For the Period Ended March 31	2020	2019
Sales, marketing & administration	$ 14,036	$ 12,572
Consulting fees & salaries	110,267	72,500
Travel	-	149
Shareholder services	14,040	12,763
Professional fees	18,250	20,531
	$ 156,593	$ 118,515

Total Selling and Administrative Expenses (Recovery)	$ (356,207)	$ 277,003

Net Income

Total comprehensive income for the Company was $399,080 for the period ended March 31, 2020 as compared to total comprehensive loss of $(328,899) in 2019. Total comprehensive income can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2020	2019
Revenue	$71,051	$80,503
Expenses:
Direct costs	39,278	23,005
General & administrative	(603,902)	58,525
Development costs	49,998	57,721
Bad debt expense	32,386	-
Amortization of property & equipment	256	317
Income taxes and other taxes	641	2,526
	(481,343)	142,094
Segmented Income (Loss) - Online ELL	$552,394	$(61,589)
Print-Based ELL
Revenue	$26,073	$31,461
Expenses:
Direct costs	35,614	21,931
General & administrative	91,102	99,964
Amortization of right-of-use asset	22,469
Amortization of property & equipment	3,054	3,915
Income taxes and other taxes	2,795	5,034
	$155,034	$130,844
Segmented Loss– Print-Based ELL	$(128,961)	$(99,383)

Head Office
Expenses:
General & administrative	$156,593	$118,515
Amortization of property & equipment	145	179
	$156,738	$118,694
Total Segmented Income (Loss)	$266,695	$(279,666)

Other
Foreign exchange	(49,169)	(2,867)
Interest and other financial expenses	20,954	(4,234)
Share-based payment	(4,861)	(27,758)
Other comprehensive income (loss)	165,461	(14,377)
	132,385	(49,234))
Total Comprehensive Income (Loss)	$399,080	$(328,899)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Foreign Exchange

The Company recorded a foreign exchange loss of $(49,169) in the first quarter as compared to foreign exchange gain of $2,867 in Q1 2019, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $4,861 compared to $27,758 in 2019.

Net Income for the Period

The Company reported a net income of $233,619 for the period as compared to a net loss of $(314,522) in 2019. The earnings per share is $0.01.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive income of $399,080 for the period ended March 31, 2020, as compared to comprehensive loss $(328,899) in 2019.

Summary of Quarterly Results

	Q2 – 19	Q3 – 19	Q4 – 19	Q1 –20
Revenue	$895,205	$117,545	$831,508	97,124
Income / (Loss) Before Taxes and Other Comprehensive Income	520,553	(300,438)	432,701	237,055
Total Comprehensive Income / (Loss)	418,142	(320,519)	345,093	399,080
Income / (Loss) per Share (Basic)	$0.01	$(0.01)	$0.01	$0.01
	Q2 – 18	Q3 – 18	Q4 – 18	Q1 – 19
Revenue	$960,159	$186,518	$713,170	111,964
Income / (Loss) Before Taxes and Other Comprehensive Income	613,867	(145,813)	167,707	(306,962)
Total Comprehensive Income / (Loss)	478,062	(160,765)	155,060	(328,899)
Income / (Loss) per Share (Basic)	$0.00	$(0.00)	$0.00	$(0.00)

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales. People’s Education Press provides Lingo Learning with sales reconciliations on a semi-annual basis. People’s Education & Audio Visual Press provides Lingo Learning with sales reconciliations on a quarterly. Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. This revenue recognition policy causes an impact of higher revenues in the second and the fourth quarter of the year and lower revenues in the first and the third quarter.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Liquidity and Capital Resources

As at March 31, 2020, the Company had cash of $697,984 compared to $64,533 in 2019. Accounts and grants receivable of $973,127 were outstanding at the end of the period compared to $1,007,443 in 2019. With 94% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,785,554 (2019 - $1,159,174) with current liabilities of $628,030 (2019 - $950,910) resulting in working capital of $1,157,524 (2019 - $208,264).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if and as required to finance its growth plans. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO, in addition to the Board of Directors.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $5,100 (2019 - $33,829, 2018 - $48,800) to two corporations with directors in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $132,266 (2019 – $78,000, 2018 – $82,500) and is reflected as consulting fees paid to corporations owned by officers of the Company, of which $30,766 (2019 - $78,000) of the management compensation is included in accrued liabilities.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Effect of foreign exchange	(283)	-	(283)
Additions	450	-	450
Cost, March 31, 2019	$98,042	33,180	$131,222
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,088)	-	(1,088)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Effect of foreign exchange	1,083	-	1,083
Cost, March 31, 2020	$85,911	$33,180	$119,091

Accumulated depreciation January 1, 2019	$66,278	$11,613	$77,891
Charge for the period	1,507	2,903	4,410
Effect of foreign exchange	(268)	-	(268)
Accumulated depreciation, March 31, 2019	$67,517	$14,516	$82,033
Charge for the period	5,088	8,710	13,798
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(912)	-	(912)
Accumulated depreciation December 31, 2019	$59,567	$23,226	$82,793
Charge for the period	1,322	2,133	3,455
Effect of foreign exchange	1,037	-	1,037
Accumulated depreciation, March 31, 2020	$61,926	$25,359	$87,285

Net book value, January 1, 2019	$31,597	$21,567	$53,164
Net book value, March 31, 2019	$30,525	$18,664	$49,189
Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, March 31, 2020	$23,985	$7,821	$31,806

Right-of-Use Asset and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$ 107,798
Between 1 and 5 years	-
More than 5 years	-
$ 107,798

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

For the period ended March 31, 2020, an accretion of $11,178 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the period ended March 31, 2020, variable lease payments of $25,022 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the period ended March 31, 2020:

Lease Obligation
Lease obligation recognized on adoption of IFRS 16 on January 1, 2020	$ 574,762
Accretion on lease liability	11,178
Lease payment	(29,399)
Lease obligation at March 31, 2020	$ 556,541

Of which are:
Current lease obligations	$ 45,716
Long-term lease obligations	510,825
$ 556,541

The Company’s right-of-use assets and movements therein during the period ended March 31, 2020:

Office Lease
Right-of-use assets at January 1, 2020	$ 514,181
Depreciation on right-of-use assets	(22,469)
Right-of-use assets at March 31, 2020	$ 491,712

Subsequent Events

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing an online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $54,727 (2019 - $22,430) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at March 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2019 are as follows:

	March 31, 2020	March 31, 2019
	USD	USD
Cash	132,784	12,984
Accounts receivable	639,087	699,419
Accounts payable	45,794	66,249

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2020, the Company had cash of $697,984 accounts and grants receivable of $973,127 and prepaid and other receivables of $114,443 to settle current liabilities of $628,029.

Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2020, the Company has outstanding receivables of $973,127 (2019 - $1,007,443). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity stock options to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Disclosure of Outstanding Share Data

As of May 28, 2020 the followings are outstanding:

Common Shares – 35,529,192

Warrants             –              Nil

Stock Options     –   6,642,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis